貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

06018672

Our ref: 32002208-000003

By Hand

November 13, 2006

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated November 2, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

PROCESSED
NOV 2 4 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED
NOV 2006
WASH. D.C.
185
PROCESSING

dlw
11/22

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on November 2, 2006:

1. Announcement of Unaudited Quarterly Operational Summary for the Third Quarter ended September 30, 2006, released on November 10, 2006, in English and in Chinese;

2. Notice of the Extraordinary General Meeting and the Class Meeting for Holders of H Shares, released on November 13, 2006, in English and in Chinese; and

3. Announcement of Written Resolutions Passed at the Fourteenth Board Meeting of 2006, released on November 13, 2006, in English and in Chinese.

File No. 82-34837

B8

SOUTH CHINA MORNING POST 10 NOV 2006

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Unaudited Quarterly Operational Summary for the Third Quarter ended 30 September 2006

The Board is pleased to announce the unaudited operational summary of the Group for the third quarter ended 30 September 2006.

QUARTERLY OPERATIONAL SUMMARY

The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company", together with its subsidiaries, the "Group") is pleased to announce the unaudited operational summary of the Group for the third quarter ended 30 September 2006. Total container volume for the third quarter ended 30 September 2006 was 1,437,552 TEU, representing an increase of 19.4% as compared with the same period last year. Total revenue increased by only 9.0% as compared with the same period last year to RMB8,473,046,000 mainly because although the freight rate of trade lanes during the third quarter of 2006 had recovered slightly as compared with the first half of 2006, the overall level was still lower than that of the same period last year.

	CONTAINER VOLUME (TEU)			TOTAL REVENUE (RMB'000)		
Principal market	Q3 2006	Q3 2005	Increase/ decrease	Q3 2006	Q3 2005	Increase/ decrease
North America	356,665	278,673	28.0%	3,539,995	3,044,836	16.3%
South America	21,789	16,017	36.0%	195,288	178,383	9.5%
Europe/Mediterranean	336,380	288,081	16.8%	2,293,256	2,628,894	-12.8%
Australia	45,890	53,479	-14.2%	319,506	365,263	-12.5%
Near ocean	167,399	144,227	16.1%	433,282	407,819	6.2%
Middle East	77,533	2,811	2658.2%	370,473	17,479	2019.5%
China domestic	388,040	352,209	10.2%	726,480	475,193	52.9%
Others	43,856	68,082	-35.6%	594,766	658,702	-9.7%
Total	**1,437,552**	**1,203,579**	**19.4%**	**8,473,046**	**7,776,569**	**9.0%**

In the third quarter of 2006, one new large container vessel with a capacity of 9,580 TEU was delivered. The Group's operating capacity increased by approximately 2.2% from 371,204 TEU as at 30 June 2006 to 379,428 TEU as at the end of the third quarter. As at 7 November 2006, the Group's operating capacity (including barge capacity) reached 399,645 TEU.

	CAPACITY INCREASE			
Vessel Type over 4,000 TEU	Q3 2006 (already delivered and put into operation)	Q4 2006 (expected to be delivered) and put into operation)	Q1 2007 (expected to be delivered) and put into operation)	Q2 2007 (expected to be delivered) and put into operation)
9,580 TEU	1	2	2	2
Total (TEU)	9,580	19,160	19,160	19,160

CAUTION STATEMENT

The Board wishes to remind investors that the above operational summary for the third quarter ended 30 September 2006 is based on the Group's internal records and management accounts and has not been reviewed or audited by the auditors. **Investors are cautioned not to rely unduly on the above information. In the meantime, the Company advises investors to exercise caution when dealing in the shares of the Company.**

By order of the Board
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
9 November 2006

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou (being executive directors); Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Xu Hui and Mr. Yao Zuozhi (being non-executive directors); and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven (being independent non-executive directors).

- *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese and the English name "China Shipping Container Lines Company Limited".*

A62 經濟日報 10 NOV 2006

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)

(股票代號：2866)

未經審核季度營運概要截至二零零六年九月三十日止第三季度

董事會欣然宣布二零零六年第三季度本集團未經審核營運摘要。

季度營運概要

中海集裝箱運輸股份有限公司(「本公司」，及其附屬公司，「本集團」)董事會(「董事會」)欣然宣布二零零六年第三季度本集團未經審核營運摘要。截至二零零六年九月三十日止季度之載箱量為1,437,552TEU，較去年同期增加19.4%。總收入為人民幣8,473,046,000元，較去年同期增加9.0%，主要是由於第三季度航線運費雖較上半年有所回升，但總體仍低於去年同期水平。

	載箱量(TEU)			總收入(人民幣千元)		
主要市場	二零零六年第三季度	二零零五年第三季度	增加／(減少)	二零零六年第三季度	二零零五年第三季度	增加／(減少)
北美	356,665	278,673	28.0%	3,539,995	3,044,836	16.3%
南美	21,789	16,017	36.0%	195,288	178,383	9.5%
歐洲及地中海	336,380	288,081	16.8%	2,293,256	2,628,894	-12.8%
澳洲	45,890	53,479	-14.2%	319,506	365,263	-12.5%
近洋	167,399	144,227	16.1%	433,282	407,819	6.2%
中東	77,533	2,811	2658.2%	370,473	17,479	2019.5%
內貿	388,040	352,209	10.2%	726,480	475,193	52.9%
其他	43,856	68,082	-35.6%	594,766	658,702	-9.7%
總計	1,437,552	1,203,579	19.4%	8,473,046	7,776,569	9.0%

於二零零六年第三季度內，1艘箱位9,580TEU之大型集裝箱船已交付，而集團運力由二零零六年六月三十日之371,204TEU增加約2.2%至季末之379,428TEU運力。截至二零零六年十一月七日，本集團運力(含駁船之運力)已達399,645TEU。

	運力增長			
超過4,000 TEU之船型	二零零六年第三季度(已交付使用)	二零零六年第四季度(計劃交付使用)	二零零七年第一季度(計劃交付使用)	二零零七年第二季度(計劃交付使用)
9,580 TEU	1	2	2	2
合計(TEU)	9,580	19,160	19,160	19,160

謹慎性陳述

董事會僅此提醒投資者，上述二零零六年第三季度的營運摘要乃根據本集團內部資料及管理帳目編制，並未有經過核數師任何審閱或審核。投資者應小心以免不恰當地依賴上述資料。本公司同時籲請投資者在買賣本公司股份時務須小心謹慎。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李紹德

中華人民共和國上海
二零零六年十一月九日

於本公告刊發日期，執行董事為李紹德先生、夏鴻祥先生、黃小文先生及趙宏舟先生、非執行董事為張建華先生、王大雄先生、張國發先生、徐輝先生及姚作芝先生，獨立非執行董事為胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱及英文名稱「China Shipping Container Lines Company Limited」登記為一家海外公司。*

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1138)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETING FOR HOLDERS OF H SHARES

Notice is hereby given that the following meetings of China Shipping Development Company Limited (the "**Company**") will be held at 700 Dong Da Ming Road, Shanghai, the People's Republic of China on Thursday, 28 December 2006:

(1) the extraordinary general meeting (the "**EGM**") will be held at 2:00 p.m.; and

(2) the class meeting for holders of H Shares will be held immediately as soon as the conclusion of the EGM or the adjourned meeting thereof.

These meetings are to be held for the following purposes:

EGM

To consider and, if thought fit, pass the following resolutions as ordinary resolutions and special resolutions (as the case may be):

Ordinary Resolution

1. "THAT the acquisition agreement dated 31 October 2006 (the "**Acquisition Agreement**") entered into between the Company and China Shipping (Group) Company ("**China Shipping**") for the acquisition of the assets in the vessels, details of which are as set out in the circular of the Company dated 13 November 2006, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the Acquisition Agreement."

Special Resolutions

2. "THAT, conditional upon the passing of the first ordinary resolution above approving the Acquisition Agreement and the relevant approvals or consents being granted by the relevant PRC regulatory authorities, the issue by the Company of convertible bonds ("**Convertible Bonds**"), details of which are set out in the circular of the Company dated 13 November 2006, be and is hereby approved"

3. "THAT, conditional upon the passing of the first ordinary resolution above approving the Acquisition Agreement and the relevant approvals or consents being granted by the relevant PRC regulatory authorities, the terms of the Convertible Bonds, concerning:

    1. type of debt instruments to be issued;
    2. total issuing amount;
    3. face value;
    4. issue price;
    5. bond maturity;
    6. coupon rate;
    7. payment of interest;
    8. conversion period;
    9. determination of conversion price and adjustment method;
    10. downward adjustment of conversion price;
    11. mechanism for rounding off fractions into nearest figures;
    12. redemption at the option of the Company;
    13. redemption at the option of the bond holder;
    14. vesting of dividends for the conversion year;
    15. issuing method and targets for the issue;
    16. placing arrangement for existing shareholders; and
    17. use of the funds raised from this convertible bonds issue to acquire dry bulk cargo vessels,

    details of which are set out in the circular of the Company dated 13 November 2006 and each of which be and is hereby approved."

4. "THAT, conditional upon the passing of the first ordinary resolution above approving the Acquisition Agreement and the relevant approvals or consents being granted by the relevant PRC regulatory authorities, the feasibility of the proposed use of the proceeds from the issue of the Convertible Bonds to fund the transactions under the Acquisition Agreement be and is hereby approved."

5. "THAT, conditional upon the passing of the first ordinary resolution above approving the Acquisition Agreement and the relevant approvals or consents being granted by the relevant PRC regulatory authorities, that the approval and/or authority to issue the Convertible Bonds within 1 year from the date of this resolution be and is hereby approved."

6. "THAT, conditional upon the passing of the first ordinary resolution above approving the Acquisition Agreement and the relevant approvals or consents being granted by the relevant PRC regulatory authorities, that the Company's report on the issue of 350,000,000 new A shares on 23 May 2002 and the use of such proceeds arising therefrom be and is hereby approved."

7. "THAT, conditional upon the passing of the first ordinary resolution above approving the Acquisition Agreement and the relevant approvals or consents being granted by the relevant PRC regulatory authorities, that the board of Directors be and hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the issue of the Convertible Bonds."

Ordinary Resolutions

8. "THAT the new services agreement dated 31 October 2006 (the "**New Services Agreement**") entered into between the Company and China Shipping for the provision to the Company and its subsidiaries (the "Group") certain Agreed Supplies for the ongoing operations for all vessels owned by the Group and which, upon completion of the Acquisition, would include the vessels which are the subject of the Acquisition Agreement, for a term of three years commencing from 1 January 2007, the continuing connected transactions contemplated thereunder and the proposed annual caps for the continuing connected transactions contemplated thereunder, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the New Services Agreement."

9. "THAT the establishment of the nomination committee of the Company be and is hereby approved."

10. "THAT the adoption of the implementation rules for the nomination committee of the Company be and is hereby approved."

11. "THAT the four construction agreements all dated 28 October 2006 between the Company, China State Shipbuilding Corporation and Guangzhou Longxue Shipbuilding Co., Ltd. each for the construction of one new Very Large Crude Carrier (for a total of four new Very Large Crude Carriers, details of which are set out in the circular of the Company dated 13 November 2006, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

Special Resolution

12. "THAT the amendments to Company's articles of association to increase the number of Directors to 9 to 15 (comprising one Chairman, a number of Vice-Chairman(s) and one-third of the Board being independent non-executive Directors) be and are hereby approved."

Ordinary Resolutions

13. "THAT the appointment of Mr. Lin Jianqing as an executive director of the Company by and is hereby approved."

14. "THAT the appointment of Mr. Ma Xun as an independent non-executive Director of the Company be and is hereby approved.

Details of Proposed Directors for election at the EGM

Mr. Lin Jianqing ("Mr. Lin")

Mr. Lin, born in February 1954, is currently the vice-president of China Shipping (Group) Company and a member of the party committee. He was formerly a captain, a section chief of the engineering section, assistant general Manager and deputy general manager of Guangzhou Maritime Transport (Group) Co., Ltd. He joined China Shipping (Group) Company in July 1997 and held the position of Vice-president. Mr. Lin graduated from East China Normal University and was a student seating for doctoral degree. He has been engaged in the shipping business for many years, and possesses extensive experience in navigation and shipping enterprise management.

In accordance with the articles of association of the Company, Mr. Lin's appointment will be with effect from 28 December 2006 until 25 May 2009 subject to shareholders' approval. Mr. Lin will enter into a service contract with the Company. Save as disclosed above, Mr. Lin did not hold any directorship in listed public companies in the last three years, and he is not related to any director, senior management or substantial or controlling Shareholder of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. During the proposed term of employment, Mr. Lin will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Lin that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Shareholders.

Mr. Ma Xun ("Mr. Ma")

Mr. Ma, born in November 1952, is currently the principal of Shanghai Shipping Transportation Science Institute. He was formerly an assistant engineer, engineer, senior engineer and then vice-principal of the same institute.

In accordance with the articles of association of the Company, Mr. Ma's appointment will be from 28 December 2006 until 25 May 2009 subject to shareholders' approval. Mr. Ma did not hold any directorship in listed public companies in the last three years, and he is not related to any director, senior management or substantial or controlling Shareholder of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. Mr. Ma will enter into a service contract with the Company. During the proposed term of employment he will be entitled to a directors' fee of RMB60,000 per year as provided in the service contract. This annual remuneration is determined by the mutual agreement of the parties and the Company considers it to be a reasonable amount. There is no other information relating to the appointment of Mr. Ma that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Shareholders.

Class Meeting for holders of H Shares

To consider and, if thought fit, pass the following resolutions as special resolutions:

Special Resolutions

1. "THAT, conditional upon the passing of the first ordinary resolution above approving the Acquisition Agreement and the relevant approvals or consents being granted by the relevant PRC regulatory authorities, the issue by the Company of convertible bonds ("**Convertible Bonds**"), details of which are set out in the circular of the Company and 13 November 2006, be and is hereby approved."

2. "THAT, conditional upon the passing of the first ordinary resolution above approving the Acquisition Agreement and the relevant approvals or consents being granted by the relevant PRC regulatory authorities, the terms of the Convertible Bonds, concerning:

    1. type of debt instruments to be issued;
    2. total issuing amount;
    3. face value;
    4. issue price;
    5. bond maturity;
    6. coupon rate;
    7. payment of interest;
    8. conversion period;
    9. determination of conversion price and adjustment method;
    10. downward adjustment of conversion price;
    11. mechanism for rounding off fractions into nearest figures;
    12. redemption at the option of the Company;
    13. redemption at the option of the bond holder;
    14. vesting of dividends for the conversion year;
    15. issuing method and targets for the issue;
    16. placing arrangement for existing shareholders; and
    17. use of the funds raised from the Convertible Bonds issue to acquire dry bulk cargo vessels;

    details of which are set out in the circular of the Company dated 13 November 2006 and each of which be and is hereby approved."

3. "THAT, conditional upon the passing of the first ordinary resolution above approving the Acquisition Agreement and the relevant approvals or consents being granted by the relevant PRC regulatory authorities, the feasibility of the proposed use of the proceeds from the issue of the Convertible Bonds to fund the transactions under the Acquisition Agreement be and is hereby approved."

4. "THAT, conditional upon the passing of the first ordinary resolution above approving the Acquisition Agreement and the relevant approvals or consents being granted by the relevant PRC regulatory authorities, the approval and/or authority to issue the Convertible Bonds within 1 year from the date of this resolution be and is hereby approved."

5. "THAT the Company's report on the issue of 350,000,000 new A shares on 23 May 2002 and the use of such proceeds arising therefrom be and is hereby approved."

6. "THAT the board of Directors be and hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the issue of the Convertible Bonds."

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

13 November 2006
Shanghai
The People's Republic of China

(A) The H share register of the Company will be closed from Wednesday, 29 November 2006 to Thursday, 28 December 2006 (both days inclusive), during which no transfer of H shares will be effected. Any holders of H shares of the Company, whose names appear on the Company's register of members at the close of business on Tuesday, 28 November 2006, are entitled to attend and vote at the EGM and the relevant class meeting after completing the registration procedures for attending the meeting. In order to be entitled to attend and vote at the EGM and the relevant class meetings, share transfer documents should be lodged with the Company's H share registrar not later than 4:00 p.m. on Tuesday, 28 November 2006.

The address of the share registrar (for share transfer) for the Company's H Shares is as follows:

Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(B) Holders of H Shares and A Shares, who intend to attend the EGM and the relevant class meetings, must complete the reply slips for attending such meetings and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the EGM and the relevant class meetings, i.e. no later than Friday, 8 December 2006.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

Room 1601, 700 Dong Da Ming Road, Shanghai,
People's Republic of China
Postal Code: 200080
Tel: 86(21) 6596 6666
Fax: 86(21) 6596 6160

(C) Each holder of H Shares who has the right to attend and vote at the EGM and the relevant class meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM and the relevant class meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the EGM and the relevant class meetings or any adjournment thereof in order for such documents to be valid.

(F) Each holder of A Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM and the relevant class meetings. Notes (C) to (D) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the EGM and the relevant class meetings or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the EGM and the relevant class meetings on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, which specifies the date of its issuance. If the legal representative of a legal person share shareholder attends the EGM and the relevant class meetings, such legal representative should produce his identity card and valid documents evidencing his capacity as such legal representative. If a legal person share shareholder appoints a representative of a company other than its legal representative to attend the EGM and the relevant class meetings, such representative should produce his identity card and an authorization instrument affixed with the seal of the legal person share shareholder and duly signed by its legal representative.

(H) Set out below is the procedure by which shareholders and the chairman of any shareholders' meeting may demand a poll pursuant to article 74 of articles of association of the Company:

"At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is demanded before or after any vote by show of hands by:

(1) the chairman of the meeting;

(2) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(3) any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or not carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded for or against such resolution.

A demand for a poll may be withdrawn by the person who made the demand."

(I) The EGM and the relevant class meetings are expected to last for half a day. Shareholders attending the EGM and the relevant class meetings are responsible for their own transportation and accommodation expenses.

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive director, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(在中華人民共和國註冊成立之股份有限公司)
(股份代號：1138)

臨時股東大會及H股類別股東大會通告

茲通告以下中海發展有限公司(「本公司」)股東大會謹定於二零零六年十二月二十八日(星期四)於中華人民共和國上海市東大名路700號舉行：

(1) 臨時股東大會(「臨時股東大會」)將於下午二時正舉行；及

(2) H股類別股東大會將於臨時股東大會或其任何續會結束後隨即舉行。

該等大會乃就以下目的舉行：

臨時股東大會

省覽及酌情通過以下決議案為普通決議案及特別決議案(視情況而定)：

普通決議案

1. 「動議批准、追認及確認本公司與中國海運(集團)總公司(「中海集團」)於二零零六年十月三十一日訂立之收購協議(「收購協議」)，以收購於船舶之資產(有關詳情載於本公司於二零零六年十一月十三日刊發的通函)，而本公司董事獲授權在彼等認為必要或適當之情況下作出其他行動及事宜及簽立其他文件，以執行收購協議。」

特別決議案

2. 「動議待上述批准收購協議之第一項普通決議案獲得通過及有關中國監管機構發出有關批文或同意書之條件達成後，批准本公司發行可轉債(「可轉債」)(有關詳情載於本公司於二零零六年十一月十三日刊發之通函)。」

3. 「動議待上述批准收購協議之第一項普通決議案獲得通過及有關中國監管機構發出有關批文或同意書之條件達成後，批准關於以下各項之可轉債條款：
   1. 將予發行之債務工具種類；
   2. 總發行額；
   3. 面值；
   4. 發行價格；
   5. 債券到期日；
   6. 息票率；
   7. 利息支付；
   8. 轉股期限；
   9. 釐定轉股價格及調整方法；
   10. 下調轉股價格；
   11. 將分數化為整數之機制；
   12. 本公司按選擇權贖回；
   13. 債券持有人按選擇權贖回；
   14. 轉股年度股息之歸屬；
   15. 發行方式及發行目標；
   16. 現有股東之配售安排；及
   17. 將是次可轉債發行所得之資金用作收購乾散貨船，

   詳情載於本公司於二零零六年十一月十三日刊發之通函。」

4. 「動議待上述批准收購協議之第一項普通決議案獲得通過及有關中國監管機構發出有關批文或同意書之條件達成後，批准為根據收購協議進行之交易提供資金而發行可轉債所得款項之建議用途之可行性。」

5. 「動議待上述批准收購協議之第一項普通決議案獲得通過及有關中國監管機構發出有關批文或同意書之條件達成後，通過批准及／或授權於本決議案日期起計一年內發行可轉債。」

6. 「動議待上述批准收購協議之第一項普通決議案獲得通過及有關中國監管機構發出有關批文或同意書之條件達成後，批准本公司於二零零二年五月二十三日就發行350,000,000股新A股所得款項之用途作出之報告。」

7. 「動議待上述批准收購協議之第一項普通決議案獲得通過及有關中國監管機構發出有關批文或同意書之條件達成後，授權董事會於彼等認為對實行可轉債發行屬必要或適當之情況下作出其他行動及事宜或簽署其他文件。」

普通決議案

8. 「動議本公司與中海集團就供所有由本公司及其附屬公司(「本集團」)擁有之船舶之持續運作向本集團供應若干協定供應品，而於二零零六年十月三十一日訂立之新服務協議(「新服務協議」)，於收購完成後，將包括船舶，即收購協議之對象，年期由二零零七年一月一日起為期三年，以及批准、追認及確認據此擬進行之持續關連交易，以及據此擬進行之持續關連交易之建議年度上限，而本公司董事獲授權在彼等認為必要或適當之情況下作出其他行動及事宜及簽立其他文件，以執行新服務協議。」

9. 「動議批准成立本公司之提名委員會。」

10. 「動議批准採納本公司提名委員會之實施細則。」

11. 「動議批准、追認及確認本公司、中國船舶工業集團公司及廣州中船龍穴造船有限公司訂立日期均為二零零六年十月二十八日之四份造船協定(各自有關建造一艘新超大型油輪，關於共四艘新超大型油輪，詳情載於本公司於二零零六年十一月十三日刊發之通函)；及授權本公司董事在彼等認為對執行該等協定屬必要或適當之情況下作出其他行動及事宜與簽署其他文件。」

特別決議案

12. 「動議批准修訂本公司組織章程大綱，將董事人數由9人增至15人(包括一名主席、若干名副主席以及三分之一董事會成員須為獨立非執行董事)。」

普通決議案

13. 「動議批准委任林建清先生為本公司執行董事。」

14. 「動議批准委任馬澣先生為本公司獨立非執行董事。」

建議於臨時股東大會推選之董事簡歷

林建清先生(「林先生」)

林先生，一九五四年二月生，現任中國海運(集團)總公司副總裁、黨組成員。歷任廣州海運(集團)公司船舶輪機長、機務科科長、總經理助理和副總經理等職；一九九七年七月加入中國海運(集團)總公司，擔任副總裁職務。林先生畢業於華東師範大學，博士研究生學歷，他長期從事海運事業，具有豐富的航海和海運企業管理經驗。

根據本公司組織章程大綱，林先生之委任須獲股東批准，任期將自二零零六年十二月二十八日起至二零零九年五月二十五日止。林先生將與本公司訂立服務合約。除上文所披露者外，林先生於過去三年並無於其他上市公司出任董事職位，而彼與本公司任何董事、高級管理層或主要或控股股東概無關連。彼並無於本公司任何股份中擁有證券及期貨條例第XV部所指之權益。於建議任期內，林先生將無權就其董事身份而獲取任何酬金或花紅。並無任何其他有關委任林先生之資料須根據香港上市規則第13.51(2)(h)至(v)條而須予披露。除本文所披露者外，概無任何其他事宜須敦請股東注意。

馬澤先生(「馬先生」)

馬先生，一九五二年十一月生，現任上海船舶運輸科學研究所所長。彼於同一研究所歷任助理工程師、工程師、高級工程師及當時之副所長。

根據本公司組織章程大綱，馬先生之委任須獲股東批准，任期將自二零零六年十二月二十八日起至二零零九年五月二十五日止。馬先生於過去三年並無於其他上市公司出任董事職位，而彼與本公司任何董事、高級管理層或主要或控股股東概無關連。彼並無於本公司任何股份中擁有證券及期貨條例第XV部所指之權益。馬先生將與本公司訂立服務合約。於建議任期內，馬先生將有權根據服務合約所規定每年獲取人民幣60,000元之董事袍。此年度酬金乃經各訂約方雙方同意，而本公司認為該數額屬合理。並無任何其他有關委任馬先生之資料須根據香港上市規則第13.51(2)(h)至(v)條而須予披露。除本文所披露者外，概無任何其他事宜須敦請股東注意。

H股類別股東大會

省覽及酌情通過以下決議案為特別決議案：

特別決議案

1. 「動議待上述批准收購協議之第一項普通決議案獲得通過及有關中國監管機構發出有關批文或同意書之條件達成後，批准本公司發行可轉債(「可轉債」)(有關詳情載於本公司於二零零六年十一月十三日刊發之通函)。」

2. 「動議待上述批准收購協議之第一項普通決議案獲得通過及有關中國監管機構發出有關批文或同意書之條件達成後，批准關於以下各項之可轉債條款：

   1. 將予發行之債務工具種類；
   2. 總發行額；
   3. 面值；
   4. 發行價格；
   5. 債券到期日；
   6. 息票率；
   7. 利息支付；
   8. 轉股期限；
   9. 釐定轉股價格及調整方法；
   10. 下調轉股價格；
   11. 將分數化為整數之機制；
   12. 本公司按選擇權贖回；
   13. 債券持有人按選擇權贖回；
   14. 轉股年度股息之歸屬；
   15. 發行方式及發行目標；
   16. 現有股東之配售安排；及
   17. 將可轉債發行所得之資金用作收購乾散貨船；

   詳情載於本公司於二零零六年十一月十三日刊發之通函。」

3. 「動議待上述批准收購協議之第一項普通決議案獲得通過及有關中國監管機構發出有關批文或同意書之條件達成後，批准為根據收購協議進行之交易提供資金而發行可轉債所得款項之建議用途之可行性。」

4. 「動議待上述批准收購協議之第一項普通決議案獲得通過及有關中國監管機構發出有關批文或同意書之條件達成後，通過批准及／或授權於本決議案日期起計一年內發行可轉債。」

5. 「動議批准本公司於二零零二年五月二十三日就發行350,000,000股新A股所得款項之用途作出之報告。」

6. 「動議授權董事會在彼等認為對實行可轉債發行屬必要或適當之情況下作出其他行動及事宜與簽署其他文件。」

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中華人民共和國
上海
二零零六年十一月十三日

(A) 本公司於二零零六年十一月二十九日(星期三)至二零零六年十二月二十八日(星期四)(包括首尾兩天)暫停辦理H股股份過戶登記手續。凡持有本公司之H股，並於二零零六年十一月二十八日(星期二)營業時間結束時名列本公司股東名冊之H股股東，在完成登記手續後，有權出席臨時股東大會及有關類別股東大會並於會上投票。為有權出席臨時股東大會及有關類別股東大會並於會上投票，股份過戶文件最遲須於二零零六年十一月二十八日(星期二)下午四時正前交回本公司之H股股份過戶登記處。

本公司H股股份過戶登記處(就股份過戶而言)地址如下：

香港證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17樓
1712-1716室

(B) 擬出席臨時股東大會及有關類別股東大會之H股及A股股東必須填妥出席該等大會之書面回覆，於臨時股東大會及有關類別股東大會舉行前20天，即二零零六年十二月八日(星期五)前交回本公司之董事會秘書室。

本公司董事會秘書室詳情如下：

中華人民共和國
上海東大名路700號1601室
郵政號碼：200080
電話：86 (21) 6596 6666
傳真：86 (21) 6596 6160

(C) 凡有權出席臨時股東大會及有關類別股東大會，並有表決權之H股股東均可以書面委任一位或多位人士(不論該人士是否為股東)作為其代表，代表出席臨時股東大會及有關類別股東大會及投票，委任超過一名代表之股東，其代表只能以投票方式行使表決權。

(D) 股東須以書面形式委任代表，由委任者簽署或由其以書面形式正式授權之代理人簽署，如委任書由委任者之代理人簽署，則授權該代理人簽署之授權書或其他授權文件必須經過公證。

(E) H股股東必須將經公證人證明之授權書或其他授權文件及代表委任表格於臨時股東大會及有關類別股東大會特定舉行時間前24小時之前送達本公司之H股過戶登記處－香港證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712-1716室)，上述文件方為有效。

(F) 每名A股股東均可以書面委任一位或多位人士(不論該人士是否為股東)作為其代表，代表出席臨時股東股東大會及有關類別大會及於會上投票。附註(C)及(D)亦適用於A股股東，除了其代表委任表格或其他授權文件必須於舉行臨時股東大會及有關類別股東大會特定舉行時間前24小時之前交回董事會秘書室，其地址已於以上附註(B)列明，以確保上述文件有效。

(G) 如委派代表出席臨時股東大會及有關類別股東大會，該代表應出示其身份證明文件及代表或法律代表已簽署之授權文件並列明文件簽發日期。如法人股東之法律代表出席臨時股東大會及有關類別股東大會，該名法律代表必須出示其身份證明文件及有效文件以證明其法律代表身份。如法人股東委任其法律代表以外之公司代表代其出席臨時股東大會及有關類別股東大會，則該名代表應出示其身份證明文件及蓋有法人股東蓋章並由其法律代表正式簽署的授權文件。

(H) 下文載列根據本公司組織章程大綱第74條的規定，股東及任何股東大會主席可以要求以投票方式表決之程序：

「除非下列人士在舉手表決之前或之後，要求以投票方式表決，否則任何股東大會將以舉手方式進行表決：

(1) 會議主席；

(2) 至少兩名有表決權之股東親身或由受委代表代其出席；或

(3) 親身或由受委代表代其出席之任何一名或多名股東，而合併計算持有不少於有權出席會議及於會上投票的所有股東的十分之一總投票權。

除非有人提出以投票方式表決，會議主席根據舉手表決的結果，宣佈決議案以或並非以舉手表決方式進行，並將此記載在會議記錄中，乃最終之依據，毋須證明所記錄有關贊成或反對該決議案之票數或投票比例。

以投票方式表決之要求可以由提出者撤回。」

(I) 預計臨時股東大會及有關類別股東大會需時半天。出席臨時股東大會及有關類別股東大會之股東之交通及食宿費用由股東自理。

於本通告刊登日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王琨和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佑群先生所組成。

The Standard Monday, November 13, 2006

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 1138)

WRITTEN RESOLUTIONS PASSED AT THE FOURTEENTH BOARD MEETING OF 2006

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Directors adopted the written resolutions (the "**Written Resolutions**") in lieu of a physical meeting on 10 November 2006, during which the resolutions set out below were duly passed.

The Board is pleased to announce that the Directors adopted the Written resolutions on 10 November 2006 in lieu of a physical meeting.

The Written Resolutions were duly passed in accordance with the relevant provisions of the Company Law of the People's Republic of China (the "**PRC**") and the articles of association of the Company. The following resolutions were duly passed to:

1. amend the Company's articles of association in relation to the provisions on the number of Directors, subject to the approval of the shareholders of the Company at a general meeting.

   As the Company's fleet of vessels has been rapidly expanding, the Board considered appropriate to increase the number of Directors on the Board. The relevant details will be set out in the relevant notice of extraordinary general meeting of the Company.

2. approve the nomination of Mr. Ma Xun ("**Mr. Ma**") for appointment as an independent non-executive Director, subject to the approval of the shareholders of the Company at a general meeting.

   In accordance with the recommendation by Mr. Li Shaode, Chairman of the Company, it was proposed that Mr. Ma be appointed as an independent non-executive Director of the Company.

   In compliance with Rule 13.51(2) of the Listing Rules, the relevant details of Mr. Ma will be set out in the relevant notice of extraordinary general meeting of the Company.

3. convene the first extraordinary general meeting of the Company for 2006 and, the first class meeting for holders of H shares and the first class meeting for holders of A Shares.

   The relevant details will be set out in the relevant notice of extraordinary general meeting of the Company.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
10 November 2006

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive director, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

經濟日報 13 NOV 2006

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

2006年董事會第十四次會議通過之書面決議案

董事會欣然宣布，於2006年11月10日董事採用書面決議案(「書面決議案」)的方式代替召開實質會議。於會議上，已正式通過下文所載之決議案。

董事會欣然公布，董事採用書面決議案的方式代替召開實質會議。

書面決議案已根據中華人民共和國(「中國」)公司法和公司章程之有關規定正式通過以下決議案：

一、 同意修改本公司《公司章程》中有關董事會成員名額的條款，惟須經本公司股東在股東大會上批准後，方可生效；

根據本公司船隊規模不斷擴大，董事會考慮適當增加董事會成員的名額，有關詳情將載於本公司臨時股東大會的有關通告內。

二、 批准提名委任馬澥先生(「馬先生」)為獨立非執行董事，惟須經本公司股東在股東大會上批准後，方可作實。

根據公司董事長李紹德先生的推薦，擬增補馬先生為本公司獨立非執行董事。

為遵照上市規則第13.51(2)條的規定，馬先生的有關詳情將載於本公司臨時股東大會的有關通告內。

三、 關於召開本公司二零零六年度第一次特別股東大會及二零零六年度第一次A股/H股類別股東會議的議案，有關詳情將載於本公司臨時股東大會的有關通告內。

承董事會命
中海發展股份有限公司
姚巧紅
公司秘書

中國上海，二零零六年十一月十日

於本通告刊登日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王珉和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佑群先生所組成。